AM
12-9-2003



03052884

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2004 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
PROCESSING
DEC 03 2003


| SEC FILE NUMBER |
|---|
| 8- 46184 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Maple Securities USA, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 Exchange Place 26th Floor
(No. and Street)

| **Jersey City,** | **New Jersey** | **07302** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Hugo Watson Brown** **(201) 369-3000**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Hugo Watson Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Sworn to and subscribed before me on this 20 day of Nov. 2003

My Commission Expires June 15, 2005

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.

September 30, 2003
with Report of Independent Auditors

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2003

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Board of Directors and Shareholders of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2003 in conformity with accounting principles generally accepted in the United States.



November 14, 2003

## Maple Securities U.S.A. Inc.

## Statement of Financial Condition

September 30, 2003

| | | |
|---|---|---|
| **Assets** | | |
| Cash | | $ 6,478,732 |
| Cash and securities segregated pursuant to Federal regulation | | 2,423,748 |
| Due from brokers, clearing organizations and others | | 7,772,536 |
| Securities owned and derivative contracts, at fair value | $119,968,324 | |
| Securities owned, at fair value, pledged to securities lending counterparties | 44,298,286 | |
| Total securities owned and derivative contracts, at fair value | | 164,266,610 |
| Securities borrowed | | 1,148,960,289 |
| Securities received as collateral | | 13,248,575 |
| Fixed assets, net of accumulated depreciation of $1,900,341 | | 2,692,479 |
| Prepaid and other assets | | 537,299 |
| Deferred tax assets | | 3,622,693 |
| Total assets | | $ 1,350,002,961 |
| | | |
| **Liabilities and shareholders' equity** | | |
| Liabilities: | | |
| Due to brokers, clearing organizations and others | | $ 4,300,629 |
| Securities sold, but not yet purchased, and derivative contracts at fair value | | 231,980,873 |
| Securities loaned | | 998,743,183 |
| Obligation to return securities received as collateral | | 13,248,575 |
| Bank overdrafts | | 1,085,827 |
| Accounts payable and accrued liabilities | | 4,509,820 |
| Total liabilities | | 1,253,868,907 |
| | | |
| Shareholders' equity: | | |
| Series A preferred stock, $1 par value (liquidation preference $1,000 per share); 3,000 shares authorized, 100 shares issued and outstanding | | 100 |
| Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding | | 55,944,171 |
| Additional paid–in capital | | 30,838,640 |
| Retained earnings | | 9,351,143 |
| Total shareholders' equity | | 96,134,054 |
| Total liabilities and shareholders' equity | | $ 1,350,002,961 |

*See notes to statement of financial condition.*

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2003

**1. Organization**

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware, is a registered broker–dealer under the Securities Exchange Act of 1934 and a registered commodity trading advisor under the Commodity Exchange Act, as amended. The Company is also a member of the National Association of Securities Dealers, Inc., the National Futures Association, the Depository Trust Clearing Corporation and the Options Clearing Corporation.

On November 8, 2002 the Company, upon approval by the National Association of Securities Dealers ("NASD"), became fully self-clearing, adding its own direct connections to DTC and NSCC.

The Company engages in proprietary securities trading for its own account, including index, statistical, and convertible arbitrage along with volatility trading. Additionally, the Company engages in stock borrowing and lending activities as well as providing investment advisory services to institutional investors.

The Company carries accounts of broker–dealers, but does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

The Company is an indirect wholly–owned subsidiary of Maple Financial Group ("MFG"). The Company's direct shareholders are Maple Partners America, Inc. ("MPAI") and Maple Arbitrage, Inc. ("MAI").

**2. Significant Accounting Policies**

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions are recorded on the trade–date basis. Securities owned and securities sold, but not yet purchased are stated at fair value.

## 2. Significant Accounting Policies (continued)

Derivative financial instruments consist of futures, forwards, options, and equity swap transactions and are recorded at fair value.

Fair value for securities owned and derivative contracts and securities sold, not yet purchased and derivative contracts is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, certain receivables, securities owned, securities sold, but not yet purchased, derivative contracts and payables) approximates their carrying value.

Furniture and fixtures, computer and telephone equipment and leasehold improvements are carried at their historical cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis. Leasehold improvements are amortized over the shorter of the term of the lease or the useful economic life of the asset.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at applicable year–end exchange rates. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

**3. Securities Borrowed and Loaned**

Securities borrowed and loaned are transactions with other broker-dealers or financial institutions ("counterparties") that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the counterparty lending securities. Securities loaned transactions require the counterparty borrowing securities to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities received or pledged exceeds the amount of collateral held or pledged. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially, all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions where securities are sold, but not yet purchased.

Reflected in stock borrowed and loaned on the statement of financial condition are rebates receivable and payable, respectively. As of September 30, 2003, the Company recorded dividends, fees and rebates receivable and payable of $2,191,185 and $2,163,844, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements with terms permitting it to repledge or resell the securities to others. At September 30, 2003, the Company obtained securities with a fair value of approximately $1,140 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

Additionally, at September 30, 2003, the Company has received as collateral for securities lending transactions $13.2 million of securities which the Company has repledged as collateral for securities borrowed transactions. These amounts are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition (continued)

## 4. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2003, amounts due from and due to brokers, clearing organizations and others consist of the following:

| | Due from brokers, clearing organizations and others | Due to brokers, clearing organizations and others |
|---|---|---|
| Due from clearing brokers | $ 1,175,117 | $ 0 |
| Due to affiliated brokers and banks | 0 | 3,163,588 |
| Due from clearing organizations | 4,019,699 | 0 |
| Unsettled trades | 127,246 | 0 |
| Securities failed to deliver / receive | 212,162 | 138,534 |
| Due from / to affiliates | 2,238,312 | 998,507 |
| | $ 7,772,536 | $ 4,300,629 |

## 5. Securities Owned and Sold, but Not Yet Purchased

At September 30, 2003, securities owned and securities sold, but not yet purchased, at fair value, consist of the following:

| | Securities Owned | Securities Sold, but Not Yet Purchased |
|---|---|---|
| Equities | $ 123,784,534 | $ 151,651,930 |
| Convertible bonds & preferred stocks | 32,900,609 | 7,307,606 |
| U.S. Government obligations | 0 | 70,402,916 |
| | $ 156,685,143 | $ 229,362,452 |

**5. Securities Owned and Sold, but Not Yet Purchased (continued)**

Securities owned, at fair value, pledged to securities lending counterparties represent proprietary positions which have been lent via securities lending transactions in exchange for collateral consisting of cash or securities from counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected on the statement of financial condition.

**6. Fixed Assets**

Fixed assets are comprised of the following:

| | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Computer and telephone equipment | $ 2,223,461 | $(1,325,890) | $ 897,571 |
| Furniture and fixtures | 620,820 | (199,798) | 421,022 |
| Leasehold improvements | 1,748,539 | (374,653) | 1,373,886 |
| | $ 4,592,820 | $(1,900,341) | $ 2,692,479 |

**7. Regulatory Requirements**

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

**7. Regulatory Requirements (continued)**

At September 30, 2003, the Company had net capital of $58,096,308, which was $57,846,308 in excess of the required net capital of $250,000. At September 30, 2003, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals, if any, are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a broker-dealer that clears for other broker–dealers, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker–dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At September 30, 2003, the Company had a PAIB reserve requirement totaling $2,350,751. In satisfaction of this requirement, the firm had $2,423,748 of qualified securities and cash on deposit in special reserve accounts as of September 30, 2003, of which $2,420,000 represent securities obtained under reverse repurchase agreements.

**8. Related Party Transactions**

At September 30, 2003, related party balances consist of the following amounts receivable from and payable to affiliates associated with fees and expenses resulting from securities and other transactions arising from the normal course of business.

These balances are included in due from brokers, clearing organizations and others and due to brokers, clearing organizations and others on the statement of financial condition.

**8. Related Party Transactions (continued)**

| | Due from Affiliates | Due to Affiliates |
|---|---|---|
| Maple Partners America, Inc. ("MPAI") | $ 55,462 | $ 0 |
| Maple Securities Canada Ltd. ("MSC") | 944,013 | 0 |
| Maple Trade Finance Corp. ("MTFC") | 483,811 | 0 |
| Maple Partners Investments Inc. ("MPII") | 0 | 4,552 |
| Maple Securities U.K. Ltd. ("MSUK") | 755,026 | 0 |
| Maple Partners Software Services, Inc. ("MPSSC") | 0 | 993,955 |
| Total | $ 2,238,312 | $ 998,507 |

In addition to the amounts above, $36,307,842 related to securities borrowed and $145,402,579 related to securities lending transactions were due from and due to affiliates, respectively. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

During the year, the Company had short-term borrowings from Maple Bank GmBH ("MBG"). These loans bore interest at various rates based on the one week London InterBank Offering Rate ("LIBOR") plus a mark up, totaling an average of 1.65 % for the year. At September 30, 2003, there was no loan payable to MBG, however a bank overdraft totaling $1,085,827 was payable to MBG. Pursuant to a clearance agreement with Maple Arbitrage, Inc., the Company has a payable of $2,350,751, which, along with a broker payable to MBG of $812,837, is included in due to brokers, clearing organizations and others.

**9. Income Taxes**

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

The Company has deferred tax assets of $3,622,693 related to the NOL carryback, carryforward, and other book–to–tax differences including deferred compensation. No valuation allowance has been recorded against such deferred tax assets because it is more likely than not that the U.S. consolidated group will generate sufficient taxable income in the future to fully utilize such assets.

**10. Derivative Financial Instruments and Other Off-Balance Sheet Risks**

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

At September 30, 2003, the fair value of derivative financial instruments is summarized as follows:

| | Assets | Liabilities |
|---|---|---|
| Options | $ 5,020,368 | $ 2,518,948 |
| Warrants | 1,699,244 | 0 |
| Equity swaps | 831,047 | 99,473 |
| Foreign currency forward contracts | 30,808 | 0 |
| | $ 7,581,467 | $ 2,618,421 |

Derivatives are financial instruments, which include forward foreign exchange contracts, futures, swaps and options, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

**10. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)**

Generally, forward foreign exchange contracts and future contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities sold, but not yet purchased and derivative contracts on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

Each of these derivative financial instruments contains varying degrees of off–balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition. The fair value of these instruments is recorded in the statement of financial condition as securities owned and derivative contracts, or securities sold, but not yet purchased and derivative contracts. No futures contracts existed at September 30, 2003.

The Company has entered into equity swap transactions with MBG and two funds for which it is the investment manager, Maple Strategy Fund "A", Ltd. ("Fund A") and Maple Strategy Fund "B", SPC ("Fund B"). Equity swap transactions represent agreements between two parties to make payments based upon the performance of certain equity instruments. Under the terms of these transactions, the Company is obligated to pay the appreciation, or entitled to receive the depreciation on a portfolio of equity securities in exchange for a rate inclusive of interest and transaction costs. Therefore, amounts required for the future satisfaction of equity swap transactions may be greater or less than the amount recorded. At September 30, 2003, the fair value of equity swap transactions are included in securities owned and derivative contracts and securities sold, not yet purchased and derivative contracts on the statement of financial condition and are reported net, by counterparty to the extent permitted under a legally enforceable master netting agreement. The Company mitigates its credit risk exposure on equity swaps by obtaining collateral in the form of U.S. Government securities.

### 10. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

At September 30, 2003, the fair value of collateral obtained was approximately $133.7 million. Included in this balance is $51.5 million of collateral pledged from MBG, $63.2 million from Fund A and $19 million from Fund B. Collateral received from MBG and Fund B can be pledged or resold by the Company and is subordinated to the general claims of the Company's other creditors. The ultimate gain or loss depends upon the prices at which the underlying financial instruments of the equity swap transactions are valued, on settlement date.

### 11. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2003, the aggregate minimum annual rental commitments under the operating leases are as follows:

| | |
|---|---|
| 2004 | $ 869,454 |
| 2005 | 770,154 |
| 2006 | 770,154 |
| 2007 | 781,823 |
| 2008 | 816,830 |
| Thereafter | 4,424,496 |
| | $ 8,432,911 |

The Company has entered into a commitment for software licensing services expiring in October 2005 for its securities clearance system. This contract requires the Company to make minimum monthly payments of $10,000.

The Company may be involved in litigation arising in the normal course of business. At September 30, 2003, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

## 12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties previously described in Note 8 to this statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

## 13. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan, not to exceed 5% of the employee's compensation, capped at the personal contribution limit of $12,000 per annum, as defined.

## 14. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 contains criteria for determining (a) if an entity is a variable interest entity ("VIE") and (b) who, if anyone, is the VIE's primary beneficiary and must consolidate the VIE's financial statements. A VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. For example, the funds for which the Company is the investment manager would likely be considered VIEs, as defined by FIN 46. Upon adoption of FIN 46, the Company will consolidate any VIE for which the Company is deemed to be the primary beneficiary, as defined. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The requirements of FIN 46 are effective (a) immediately to VIEs created after January 31, 2003, and (b) are effective for annual periods ending after December 15, 2003 for VIEs created prior to February 1, 2003. Although the Company has not finished its analysis, management does not believe that the adoption of FIN 46 will have a material impact on the Company's financial position.